Exhibit 46

FIRST PACIFIC FINANCE LIMITED

(incorporated with limited liability under the laws of the Cayman Islands)

U.S.$199,000,000 Zero Coupon Guaranteed Exchangeable Notes due 2010 (the “Notes”) Guaranteed by First Pacific Company Limited Exchangeable into Common Stock of par value PHP 5.00 each of Philippine Long Distance Telephone Company (“PLDT”)

First Pacific Finance Limited (the “Company”) refers to Clause 6.1.3 of the Trust Deed and Clause 7.5 of the Agency Agreement in respect of the above Notes. The Company hereby provides notification of an adjustment to the Exchange Property, the details of which are set out below.

A Capital Distribution, as defined under Clause 5 of the terms and conditions of the Notes, has been made in the amount of US$1,265,911.77 as a result of PLDT paying dividends in respect of the Exchange Property for the financial year 2005 in excess of the amount specified in such clause. As stipulated in Clause 6(g) of the terms and conditions of the Notes, the Capital Distribution should be included in the Exchange Property. In accordance with Clause 6(j), the Capital Distribution has been applied to purchase 36,671 additional PLDT shares, from the Philippine Stock Exchange Inc, and shall be added to the Exchange Property.

With effect from 4 January 2006, the Exchange Property comprises 6,820,762 PLDT shares. On the exercise of the Exchange Rights, Noteholders will now be entitled to receive 342.7519 PLDT shares for each US$10,000 principal amount of Notes (subject to further adjustments pursuant to the terms and conditions of the Notes) instead of the 340.9091 PLDT shares stipulated in Clause 6(c).

A calculation of the Capital Distribution and the application of such cash to the purchase of additional PLDT shares is attached as an Appendix.

The additional PLDT shares added to the Exchange Property shall be delivered to the Custodian as soon as practicable after the issuance of the Bangko Sentral Registration Certificate in respect of such shares.

Issued by

First Pacific Finance Limited

4 January 2006

Appendix

Calculation of Capital Distribution

Dividends received in respect of financial year 2005 on the Exchange Property (6,784,091 PLDT shares):

PHP21 per share received on 14 Jul 2005 at exchange rate PHP56.12:US$1-	US$	2,538,594.28

PHP21 per share received on 28 Dec 2005 at exchange rate PHP53.12:US$1-	US$	2,681,963.69

	US$	5,220,557.97
Amount beyond which dividends are deemed to be Capital Distributions (US$187.5 x 19,900 Notes of US$10,000 each)	US$	3,731,250.00

Gross Capital Distribution	US$	1,489,307.97

Net Capital Distribution after 15% dividend withholding tax (actual cash Capital Distribution received)	US$	1,265,911.77

Purchase of PLDT shares

	29 Dec 05	2 Jan 06	3 Jan 06
	30,000 shares at average price of PHP1,826.8033; FX conversion at PHP53.05:US$1	6,600 shares at average price of PHP1,817.0648; FX conversion at PHP52,88:US$1	71 shares at average price of PHP1,810; FX conversion at PHP52.61:US$1

Consideration	PHP54,804,099.00	PHP11,992,627.68	PHP128,510.00
Commission	137,010.25	29,981.57	1,136.10
VAT	13,701.02	2,998.16	113.61
SCCP Fee	5,480.41	1,199.26	12.85

Total PHP consideration	PHP54,960,290.68	PHP12,026,806.67	PHP129,772.56

FX conversion	US$1,036,009.25	US$227,435.83	US$2,466.69

Total Purchase Consideration for 36,671 shares			US$1,265,911.77

Exchange Property

Prior to Capital Distribution	6,784,091
PLDT shares purchased	36,671

After Capital Distribution	6,820,762

PLDT shares per US$10,000 principal amount of Notes	342.7519